FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of October, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                                HSBC BANK CANADA
                    THIRD QUARTER 2005 RESULTS - HIGHLIGHTS

   -Net income attributable to common shares was C$325 million for the nine months ended 30 September 2005, an increase of 25.5 per cent over the same period in 2004.

   -Net income attributable to common shares was C$113 million for the quarter ended 30 September 2005, an increase of 37.8 per cent over the third quarter of 2004.

   -Return on average common equity was 20.4 per cent for the nine months ended 30 September 2005 and 20.9 per cent for the quarter ended 30 September 2005 compared with 19.0 per cent and 16.4 per cent, respectively, for the same periods in 2004.

   -The cost:income ratio was 52.9 per cent for the nine months ended 30
    September 2005 and 51.2 per cent for the quarter ended 30 September 2005 compared with 56.1 per cent and 58.1 per cent, respectively, for the same periods in 2004.

   -Total assets were C$49.4 billion at 30 September 2005 compared with C$42.3 billion at 30 September 2004.

   -Total funds under management were C$19.9 billion at 30 September 2005 compared with C$16.2 billion at 30 September 2004.

Financial Commentary

Overview

HSBC Bank Canada recorded net income attributable to common shares of C$325 million for the nine months ended 30 September 2005, an increase of C$66 million, or 25.5 per cent, from C$259 million for the same period in 2004. Net income attributable to common shares for the quarter ended 30 September 2005 was C$113 million, an increase of C$31 million, or 37.8 per cent, from C$82 million for the quarter ended 30 September 2004.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, said: "Results for the quarter continue to be robust. The stable interest rates in Canada and strong economy continue to provide stimulus for growth. Net income in 2005 benefited from strong performance across all customer groups, which helped increase both net interest income and non-interest revenue. A stable credit environment in Canada and a strong economy has helped keep provision for credit losses lower in 2005 compared with 2004. In Personal Financial Services, growth in residential mortgages, consumer loans, and funds under management all contributed to improved performance. In Commercial Banking, growth in lending volumes contributed to strong revenue growth. Revenue in Corporate, Investment Banking and Markets was impacted by the flatter yield curve in 2005.

"We are excited about the launch of two new initiatives in the quarter which will help us to deepen our existing client relationships and attract new customers. Our LifeMapTM investment solution of bundled underlying mutual funds will help simplify investing as well as align investors' changing needs throughout all stages of their life. Our MasterCard product was upgraded to include two new HSBC Rewards programs: HSBC Travel & Merchandise Rewards, or HSBC Cash Back Rewards.

"With our positive results for this quarter and year-to-date, we have good momentum leading into the final quarter of 2005. We will ensure that our focus remains on executing core business strategies to achieve our growth objectives."

Net interest income

Net interest income for the nine months ended 30 September 2005 was C$741 million, up C$74 million or 11.1 per cent, compared with C$667 million for the same period in 2004. For the quarter ended 30 September 2005, net interest income was C$261 million, C$31 million or 13.5 per cent higher, compared with C$230 million for the same quarter in 2004. Growth in net interest income during 2005 has been aided by growth in assets from each of our customer groups. Despite tightening of interest rates in the US over the course of 2005, and the one increase in Canada in September of this year, economic sentiment remains positive. Average assets were C$46.5 billion for the nine months ended 30 September 2005 compared with C$39.6 billion for the same period in 2004 and C$48.8 billion for the quarter ended 30 September 2005 compared with C$40.9 billion for the same quarter last year.

Net interest margins were negatively impacted by lower average interest rates in 2005 compared with 2004. The net interest margin, as a percentage of average interest earning assets, was 2.38 per cent for the nine months ended 30 September 2005 compared with 2.53 per cent for the same period in 2004. For the quarter ended 30 September 2005 the net interest margin was 2.36 per cent compared with 2.51 per cent for the same period in 2004. Net interest margins have been impacted in 2005 by continued competitive product pricing, particularly in personal financial services. Additionally, a flatter yield curve in 2005 has impacted net interest margins in our treasury and markets groups.

Non-interest revenue

Non-interest revenue was C$429 million for the nine months ended 30 September 2005, C$46 million or 12.0 per cent higher, compared with C$383 million for the same period in 2004. For the quarter ended 30 September 2005, non-interest revenue was C$145 million, up C$19 million or 15.1 per cent, compared with C$126 million for the same quarter in 2004.

Credit fees were higher in 2005 due to increased activity in commercial banking, particularly in shorter term facilities such as bankers' acceptances, financial guarantees and letters of credit. Capital market fees improved slightly in the third quarter of 2005 as customers increased their retail trading activity on the back of improved equity markets in Canada, driven by higher natural resource prices. Investment administration fees increased in 2005 due to higher funds under management, driven partly by increases in our Private Client products. Foreign exchange revenues in 2005 have benefited from the significant volatility of the exchange rate between the Canadian and US dollars. Other non-interest revenue is higher in 2005 from stronger fee income from our Canadian Immigrant Investor Program ("CIIP") and due to upward fair value adjustments to our investment company assets, resulting from new accounting requirements in 2005.

Non-interest expenses

Non-interest expenses were C$619 million for the nine months ended 30 September 2005, C$30 million or 5.1 per cent higher, compared with C$589 million for the same period in 2004. For the quarter ended 30 September 2005 non-interest expenses were C$208 million compared with C$207 million for the same quarter in 2004.

Salaries and benefits for the nine months ended 30 September 2005 were higher than the same period in 2004 due to an increased employee base resulting from the acquisition of Intesa Bank Canada in 2004, investments in our branch network, and higher variable-based compensation. In the third quarter of 2005, employee benefits were lower as a result of adjustments to our pension plan expenses. Other non-interest expenses were higher for the nine months to 30 September 2005 compared with 2004 due to higher transactions costs associated with increased volumes in our brokerage subsidiary and administration fees associated with the CIIP. In addition, increased activity in banking operations resulted in higher administrative and technical services fees. Non-interest expenses in 2005 included a net credit arising from successful resolution of certain commodity tax issues from previous years.

Credit quality and provision for credit losses

Provision for credit losses was C$21 million for the nine months ended 30 September 2005 compared with C$44 million in the same period of 2004. For the quarter ended 30 September 2005 the provision for credit losses was C$7 million compared with C$10 million in the same period last year. Credit quality remains stable, as has been the case for most of 2005, and reflects the strong economic conditions in Canada and the United States. This has resulted in lower default rates, primarily in loans to businesses, and related allowances for credit losses.

Gross impaired loans decreased C$58 million to C$132 million at 30 September 2005 compared with C$190 million at 30 September 2004. Gross impaired loans to businesses were C$104 million at 30 September 2005 compared with C$153 million at 30 September 2004. Gross impaired consumer loans were C$28 million at 30 September 2005 compared with C$37 million at the same time last year. Total impaired loans, net of specific allowances, were C$78 million at 30 September 2005 compared with C$108 million at 30 September 2004. The general allowance for credit losses was C$283 million compared with C$273 million at 30 September 2004. The total allowance for credit losses, as a percentage of loans outstanding, was 1.04 per cent per cent at 30 September 2005 compared with 1.25 per cent at 30 September 2004.

Balance sheet

Total assets at 30 September 2005 were C$49.4 billion, an increase of C$6.1 billion, or 14.1 per cent, from C$43.3 billion at 31 December 2004 and an increase of C$7.1 billion, or 16.8 per cent, from C$42.3 billion at 30 September 2004. Loan growth during 2005 was strong across all customer groups and was supported by strong economic conditions and stable interest rates in Canada. Commercial loans increased by $1.7 billion in 2005 to C$15.1 billion at 30 September 2005. Residential mortgages and consumer loans grew by C$2.2 billion to C$17.4 billion in total at 30 September 2005.

Total deposits at 30 September 2005 were C$38.6 billion, an increase of C$4.8 billion from C$33.8 billion at 31 December 2004 and an increase of C$5.6 billion from C$33.0 billion at 30 September 2004. Commercial deposits and deposits from banks increased during 2005 by C$4.3 billion to C$23.3 billion in total as at 30 September 2005. This increase was used to fund the increase in loans over the period. During 2005, personal deposits increased C$0.4 billion to C$15.3 billion as at 30 September 2005. At constant exchange rates, this increase would have been C$0.6 billion.

Total assets under administration

Funds under management were C$19.9 billion at 30 September 2005 compared with C$16.2 billion at the same time last year and C$18.8 billion at 30 June 2005. Including custody and administration balances, total assets under administration were C$26.5 billion compared with C$24.7 billion at 30 June 2005 and C$21.4 billion at 30 September 2004.

Funds under management grew in the third quarter of 2005 due to increased activity in our securities brokerage firm, as Canadian equity markets improved supported by higher natural resource prices, and increases in funds in our Private Client products. Custodial assets under administration grew C$0.7 billion in the third quarter due largely to higher institutional business volumes in our trust company.

Capital ratios

The tier 1 capital ratio was 8.7 per cent and the total capital ratio was 10.9 per cent at 30 September 2005. This compares with 8.7 per cent and 11.2 per cent, respectively, at 30 September 2004.

On 30 September 2005, all of the issued and outstanding Class 1 Preferred Shares
- Series A, totalling C$125 million, were redeemed for C$25.00 per share.

Dividends

During the third quarter of 2005, we declared and paid a C$75 million dividend on our common shares. For the fourth quarter of 2005, a C$75 million dividend on our common shares was declared. A regular dividend of 31.875 cents per share has been declared on the Class 1 Preferred Shares - Series C. The preferred share dividends will be payable in cash on 31 December 2005, for shareholders of record on 15 December 2005.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 170 offices. With over 9,700 offices in 77 countries and territories and assets of US$1,467 billion at 30 June 2005, the HSBC Group is one of the world's largest banking and financial services organisations. For more information about HSBC Bank Canada and its products and services, visit our website at hsbc.ca.

HSBC Bank Canada's third quarter 2005 report will be sent to shareholders during November 2005.

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Forward-looking financial information

This document contains forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on interest rates and our net margin may arise from actions taken by individual banks acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on our revenues. The factors disclosed above may not be complete and there could be other uncertainties and potential risk factors not considered here which may impact our results and financial condition.

Summary
Figures in            Quarter ended                    Nine months ended
  C$ millions
  (except
  per share
  amounts)      30Sep05        30Jun05         30Sep04     30Sep05     30Sep04

Earnings
Net income
  attributable
  to common
  shares            113            104              82         325         259
Basic earnings
  per share        0.23           0.21            0.17        0.67        0.54

Performance
  ratios (%)
Return on
  average
  common equity    20.9           19.7            16.4        20.4        19.0
Return on
average
assets             0.92           0.90            0.80        0.93        0.87
Net interest
  margin           2.36           2.34            2.51        2.38        2.53
Cost:income
  ratio            51.2           54.6            58.1        52.9        56.1
Non-interest
  revenue:total
  revenue ratio    35.7           36.6            35.4        36.7        36.5

Credit
  information
Impaired loans      132            125             190
Allowance for
  credit losses
 - Balance at
   end of
   period           337            338             355
 - As a
   percentage
   of impaired
   loans            255%           270%            187%
 - As a
   percentage
   of loans
   outstanding     1.04%          1.09%           1.25%

Average
  balances
Assets           48,754         46,523          40,925      46,502      39,552
Loans            31,535         29,901          27,727      30,102      26,481
Deposits         38,572         37,028          31,825      36,779      30,544
Common
  equity          2,157          2,411           1,991       2,132       1,825

Capital ratios (%)
Tier 1              8.7            9.0            8.7
Total capital      10.9           11.2           11.2

Total assets under
  administration
Funds under
  management     19,872         18,820         16,220
Custody
  accounts        6,585          5,875          5,190
Total assets
  under
  administration 26,457         24,695         21,410


Consolidated Statement of Income (Unaudited)

Figures in               Quarter ended               Nine months ended
  C$ millions
  (except per
  share
  amounts)      30Sep05     30Jun05     30Sep04     30Sep05     30Sep04

Interest and
  dividend
  income
Loans               417         396         352     1,187         1,030
Securities           31          25          20        80            60
Deposits with
  regulated
  financial
  institutions       45          39          17       114            43
                    493         460         389     1,381         1,133

Interest expense
Deposits            226         211         150       621           440
Debentures            6           6           9        19            26
                    232         217         159       640           466

Net interest
  income            261         243         230       741           667

Provision for
  credit losses       7           6       10           21            44
Net interest
  income after
  provision for
  credit losses     254         237      220          720           623

Non-interest
  revenue
Deposit and
  payment service
  charges            20          22          20        62            61
Credit fees          23          24          21        69            60
Capital market
  fees               25          24          21        81            78
Investment
  administration
  fees               24          17          16        58            45
Foreign exchange     19          19          16        55            50
Trade finance         7           7           8        21            22
Trading revenue       5           2           4        12            10
Securitization
  income              5           5           6        18            21
Other                17          20          14        53            36
                    145         140         126       429           383

Net interest and
non-interest
revenue             399         377         346     1,149         1,006

Non-interest
  expenses
Salaries and
  employee
  benefits          112         110         113       331           316
Premises and
  equipment          26          27          26        80            79
Other                70          72          68       208           194
                    208         209         207       619           589

Income before
  the undernoted    191         168         139       530           417
Effect of
  accounting
  change              -           -        -            -            14
Income before
  provision for
  income taxes
  and
  non-controlling
  interest in
  income of trust   191         168         139       530           431
Provision for
  income taxes       67          55          51       179           159
Non-controlling
  interest in
  income of trust     7           5           4        16            12
Income from
  continuing
  operations        117         108          84       335           260
Income from
  discontinued
  operations^         -           -           -         -             5
Net income          117         108          84       335           265
Preferred share
  dividends           4           4           2        10             6
Net income
  attributable to
  common shares     113         104          82       325           259

Average common
  shares
  outstanding
  (000)         488,668     488,668     488,668   488,668       478,513
Basic earnings
  per share (C$)   0.23        0.21        0.17      0.67          0.54

^ Reflects the sale of HSBC Canadian Direct Insurance Incorporated effective 30
  April 2004.

Condensed Consolidated Balance Sheet (Unaudited)
Figures in C$ millions   At 30Sep05      At 31Dec04      At 30Sep04

Assets
Cash and deposits with
  Bank of Canada                340             328             297
Deposits with regulated
  financial institutions      5,191           4,094           4,123
                              5,531           4,422           4,420

Investment securities         2,912           1,967           2,023
Trading securities            1,459           1,055             966
                              4,371           3,022           2,989

Assets purchased under
  reverse repurchase
  agreements                  1,821           2,264           2,002

Loans
- Businesses and government  15,122          13,450          13,230
- Residential mortgage       13,407          11,966          11,835
- Consumer                    3,999           3,252           3,320
- Allowance for credit losses  (337)           (349)           (355)
                             32,191          28,319          28,030

Customers' liability
  under acceptances           3,903           3,754           3,560
Land, buildings and
  equipment                      95             101              95
Other assets                  1,490           1,381           1,209
                              5,488           5,236           4,864
Total assets                 49,402          43,263          42,305

Liabilities and shareholders'
  equity
Deposits
- Regulated financial
  institutions                1,960             635             594
- Individuals                15,267          14,818          14,822
- Businesses and
  governments                21,353          18,395          17,595
                             38,580          33,848          33,011

Acceptances                   3,903           3,754           3,560
Assets sold under repurchase
  agreements                    286              23             119
Other liabilities             3,400           2,785           2,725
Non-controlling interest
  in trust and subsidiary       430             230             230
                              8,019           6,792           6,634

Subordinated debentures         423             426             501

Shareholders' equity
- Preferred shares              175             125             125
- Common shares               1,125           1,125           1,125
- Contributed surplus           184             177             175
- Retained earnings             896             770             734
                              2,380           2,197           2,159
Total liabilities and
  shareholders' equity       49,402          43,263          42,305

Condensed Consolidated Statement of Cash Flows (Unaudited)

                                Quarter ended                 Nine months ended
Figures in
  C$millions          30Sep05      30Jun05      30Sep04      30Sep05     30Sep04

Cash flows (used in)/
  provided by:
- Operating
  activities              412         (293)         (28)         524        356
- Financing
  activities            1,174        2,154          841        4,990      2,823
- Investing
  activities           (1,483)      (1,623)        (641)      (4,697)    (2,772)

Increase in cash and
  Cash equivalents        103          238          172          817        407
Cash and cash
  equivalents,
  beginning of
  period                4,721        4,483        3,684        4,007      3,449
Cash and cash
  equivalents,
  end of period         4,824        4,721        3,856        4,824      3,856

Represented by:
- Cash resources
  per balance sheet     5,531        5,344        4,420
- less non-operating
  deposits^              (707)        (623)        (564)
- Cash and cash
  equivalents,
  end of period         4,824        4,721        3,856

^ Non operating deposits are comprised primarily of cash which reprices after 90 days and cash restricted for recourse on securitization transactions.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  25 October 2005